UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Measuring Instruments Schedules 2012 Fourth Quarter and Full Year Results Release and Conference Call for February 19, 2013”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor Relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	CCG Investor Relations
Tel: +972-73-229-5833	Tel: +1-646-201-9246
E-mail: info@novameasuring.com	E-mail: nova@ccgisrael.com
http://www.novameasuring.com
Israel Investor Relations Contacts: Zvi Rabin
Kwan Investor & Media Relations
Tel: +972-50-4600140
E-mail: zvi@kwan.co.il

Nova Measuring Instruments Schedules
2012 Fourth Quarter and Full Year Results Release and Conference Call for
February 19, 2013

Results will be released after market close and the conference call will be held at 5pm Eastern Time
REHOVOT, Israel, January 30, 2013 – Nova Measuring Instruments Ltd. (NASDAQ: NVMI), provider of leading-edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that it will release its results for the fourth quarter and full year of 2012 after the NASDAQ market closes on February 19, 2013 (instead of February 18, 2013 as previously announced). In conjunction with this release, Nova will host a conference call later that same day at 5 p.m. Eastern Time.

Nova will also conduct a conference call in Hebrew on Wednesday, February 20, 2013 at 11 a.m. Israel Time.

Mr. Gabi Seligsohn, President and Chief Executive Officer, and Mr. Dror David, Chief Financial Officer, will review and discuss the results as well as other business developments, and will be available to answer questions.

Conference call details:

To attend the conference call on February 19, 2013, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1 877 249 9037
INTERNATIONAL Dial-in Number:  +972 3 763 0145 / +1 212 444 0481
At:
5 p.m. Eastern Time and 2 p.m. Pacific Time

To attend the conference call in Hebrew, on February 20, 2013, please dial +972 3 9180609 approximately 5 minutes prior to the start of the call, at 11 a.m. Israel Time.

Both of the Nova financial results conference calls will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference calls, there will be replays available from the same links.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.